UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                              Hypercom Corporation
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    44913M105
 -------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Mr. Robert L. Rosen
                            RLR Capital Partners, LP
                        152 West 57th Street, 21st Floor
                               New York, NY 10019
                                 (212) 903-2700


                                 With a copy to:

                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
 -------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 13, 2008
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------                             ------------------------
CUSIP NO.      44913M105       SCHEDULE 13D                PAGE 2 OF 7 PAGES
------------------------                             ------------------------

-----------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            RLR Capital Partners, LP
-----------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]
            Not Applicable
-----------------------------------------------------------------------------
    3       SEC USE ONLY

-----------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
-----------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                         [ ]

-----------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-----------------------------------------------------------------------------
                           7      SOLE VOTING POWER

                                  -0-
                      -------------------------------------------------------
 NUMBER OF                 8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                      3,667,307
  OWNED BY            -------------------------------------------------------
    EACH                   9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                       -0-
                      -------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  3,667,307
-----------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,667,307
-----------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
-----------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.9%
-----------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IA
-----------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                             ---------------------
CUSIP NO.       44913M105         SCHEDULE 13D/A              PAGE 3 OF 7 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Robert L. Rosen
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) or 2(e)                               [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER

                                  -0-
                      ----------------------------------------------------------
 NUMBER OF                 8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                      3,667,307
  OWNED BY            ----------------------------------------------------------
    EACH                   9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                       -0-
                      ----------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  3,667,307
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,667,307
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.9%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                             ------------------------
CUSIP NO.      44913M105         SCHEDULE 13D              PAGE 4 OF 7 PAGES
------------------------                             ------------------------

ITEM 1.        SECURITY AND ISSUER

This Amendment No.2 is filed with respect to the shares of the common stock, par value $0.001 per share (the "Shares"), of Hypercom Corporation (the "Issuer"), beneficially owned by the Reporting Persons (as defined in the Schedule 13D filed with the Securities and Exchange Commission on March 16, 2007, as heretofore amended (the "Schedule 13D")), and amends and supplements the
Schedule 13D.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

All of the funds used to purchase the Shares described in this Schedule 13D came from the working capital of the RLR Focus Master Fund, LP (the "Fund"). A total of approximately $19.4 million was paid to acquire such Shares.

ITEM 4:        PURPOSE OF THE TRANSACTION

Item 4 of the Schedule 13D is hereby amended by the addition of the following penultimate paragraph:

On February 13, 2008, the Reporting Persons sent a letter to the Issuer regarding the offer made by Ingenico on February 8, 2008 to acquire all of the outstanding shares of the Issuer at $6.25 per share in cash. The letter strongly urged the Issuer to negotiate the best deal possible, subject to establishing the certainty of a near-term closing, receiving evidence of Ingenico's financing capability and negotiating an overall transaction value that properly rewards the Issuer's shareholders in view of the benefits and detriments arising from the transaction, including the foregone opportunity of the proposed acquisition of the e-Transactions business of Thales S.A. The letter is attached hereto as
Exhibit 2 and incorporated by reference.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER

     (a) The Reporting Persons beneficially own 3,667,307 Shares, constituting approximately 6.9% of the Shares outstanding.

     The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon 53,148,718 Shares outstanding, which is the total number of Shares outstanding as of November 5, 2007 as reported in the Issuer's Quarterly Report on Form 10Q filed with the Securities and Exchange Commission on November 9, 2007.

     (b) RLR and Mr. Rosen share power to vote and direct the disposition of all of the Shares held by the Fund. Thus, as of February 12, 2008, the Reporting Persons may be deemed to beneficially own 3,667,307 Shares, or 6.9% of the Shares deemed issued and outstanding as of that date.

     (c) The following transactions in the Shares were effected by the Reporting Persons since the Schedule 13D was last amended, each of which was effected in open market transactions.

------------------------                             ------------------------
CUSIP NO.      44913M105       SCHEDULE 13D                PAGE 5 OF 7 PAGES
------------------------                             ------------------------


RLR Focus Master Fund, LP

--------------------- ---------------------- ----------------------------
                        Shares Purchased
       Trade Date                 (Sold)          Price per Share ($)
--------------------- ---------------------- ----------------------------
       1/16/2008                  46,000                         3.91
--------------------- ---------------------- ----------------------------
       1/10/2008                  20,000                         4.28
--------------------- ---------------------- ----------------------------
       1/11/2008                  30,000                         4.19
--------------------- ---------------------- ----------------------------
       1/14/2008                  20,000                         4.20
--------------------- ---------------------- ----------------------------
       1/15/2008                  50,000                         4.05
--------------------- ---------------------- ----------------------------
       1/16/2008                  40,000                         3.97
--------------------- ---------------------- ----------------------------
       1/17/2008                  25,000                         3.89
--------------------- ---------------------- ----------------------------
       1/23/2008                  20,000                         3.53
--------------------- ---------------------- ----------------------------
       1/24/2008                  10,000                         3.54
--------------------- ---------------------- ----------------------------
       1/25/2008                  14,662                         3.58
--------------------- ---------------------- ----------------------------
       1/28/2008                  20,000                         3.42
--------------------- ---------------------- ----------------------------
       1/31/2008                  10,200                         3.49
--------------------- ---------------------- ----------------------------

     (d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares.

     (e) Not applicable.

Item 7:        MATERIAL TO BE FILED AS EXHIBITS

1. Letter from the Reporting Persons to the Issuer, dated March 16, 2007 (previously filed)

2.   Letter from the Reporting Persons to the Issuer, dated February 13, 2008

------------------------                             ------------------------
CUSIP NO.      44913M105              SCHEDULE 13D         PAGE 6 OF 7 PAGES
------------------------                             ------------------------

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2008


                                        /s/ Robert L. Rosen
                                        -------------------------------------
                                        Robert L. Rosen, in his capacity
                                        as the managing member of RLR
                                        Capital Partners GP, LLC, the
                                        sole general partner of RLR
                                        Capital Partners, LP

                                        /s/ Robert L. Rosen
                                        -------------------------------------
                                        Robert L. Rosen

------------------------                             ------------------------
CUSIP NO.      44913M105        SCHEDULE 13D               PAGE 7 OF 7 PAGES
------------------------                             ------------------------

                                 EXHIBIT INDEX

1. Letter from the Reporting Persons to the Issuer, dated March 16, 2007 (previously filed)

2.   Letter from the Reporting Persons to the Issuer, dated February 13, 2008